MICHAEL A. RAMIREZ

Counsel

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

May 13, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:   Separate Account A of Pacific Life Insurance Company (811-08946) and Registration Statement on Form N-4 (File No. 333-261003); Separate Account A of Pacific Life & Annuity Company (811-09203) and Registration Statement on Form N-4 (File No. 333-261004)

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company and Pacific Life & Annuity Company (together “Pacific Life”), Separate Account A of Pacific Life (811-08946), and Separate Account A of Pacific Life & Annuity Company (811-09203) set forth below are responses to Staff comments received on March 21, 2022, in connection with the above referenced filing on Form N-4 (filed on November 12, 2021) to Pacific Choice 2 variable annuity. All disclosure changes included in this response will be made to the registration statement referenced above, as applicable, by subsequent post-effective amendment.

1.	Staff Comment: Supplementally confirm that you have reviewed all comments provided on January 12, 2022 on the PAVA 485A and revised Pacific Choice 2 for any comments relevant to this filing.

Response: We confirm that we have reviewed all comments previously provided for the Pacific Choice 2 N-4 and the PAVA 485A filing and have carried over those comments to the prospectus as appropriate.

2.	Staff Comment: Under “Optional Death Benefit Rider Charges” in the Table of Contents, use the heading “Optional Rider Charges” and remove the one immediately prior or revise as Optional Living Benefit Charges.

Response: We updated the heading to “Optional Living Benefit Rider Charges.”

Ms. Yoon Choo

3.	Staff Comment: The definition of Fund as the registrant providing the underlying Portfolios is confusing since elsewhere in the prospectus, Fund is used in refer to series of the registrant - e.g., Appendix: Funds Available Under the Contract; Investment Options (Fund Fees and Expenses); and the next item shows the minimum and maximum total operating expenses charged by the Fund that you may pay periodically during the time that you own the Contract. A complete list of Funds available under the Contract, including their annual expenses, may be found in the back of this document). To avoid possible investor confusion, use "Fund" to refer to the underlying Portfolios throughout.

The same applies to the use of “Subaccount” and “Variable Investment Option.” We believe the two defined terms that mean the same thing creates confusion. Use one consistently.

Response: We updated the prospectuses in favor of the term “Fund” accordingly. We also clarified the use of the terms “Subaccount” and “Variable Investment Option” to distinguish these terms.

4.	Staff Comment: Revise “Least expensive combination of Contract classes (if applicable) and…” in the Fees and Expenses table to “Least expensive combination of Base Contract and Fund fees and expenses.” Similarly, revise highest annual cost column to “Most expensive combination of Base Contract, optional benefits, and Fund fees and expenses.”

Response: We modified this column accordingly.

5.	Staff Comment: Delete “new Contract Owners or” in the third paragraph of Optional Benefits in the Restrictions table.

Response: We removed this portion of the sentence and modified the disclosure to ensure that potential and current Contract Owners know that an optional rider may cease being offered for new sales.

6.	Staff Comment: In the Loans paragraph of the OVERVIEW OF THE CONTRACT section, state that taking out a loan may have tax consequences. Add a cross-reference to the Additional Information-Loans section.

Response: We added the disclosure and cross-reference accordingly.

7.	Staff Comment: Add when a death benefit rider may be purchased in the Death Benefits paragraph of the OVERVIEW OF THE CONTRACT section, similar to the Living Benefits description.

Response: We included this disclosure in both rider sections of the Overview.

8.	Staff Comment: Keep the description of the Additional Services in the OVERVIEW OF THE CONTRACT section.

Response: We re-added this disclosure accordingly.

Ms. Yoon Choo

9.	Staff Comment: Indicate the Loan Interest Rate (net) as a percentage of the Contract Debt in the Annual Contract Expenses table. Consider adding a note to disclose how the net figure is arrived at (Contract Debt 5% fixed annual rate on Contract Debt and 3% fixed annual rate on the amount held in the Loan Account to secure the loan).

Response: We included the disclosure accordingly.

10.	Staff Comment: Add “percentage” after “The Mortality and Expense Risk Charge” in the third sentence of footnote 3 under Annual Contract Expenses.

Response: We modified the disclosure accordingly.

11.	Staff Comment: Reference the Fund Appendix rather than “the back of this document” in the introduction paragraph of Annual Fund Expenses.

Response: We modified the disclosure accordingly.

12.	Staff Comment: Add that “the allowable Investment Options seek to minimize risk and may reduce overall volatility in investment performance, which may reduce investment returns, and may reduce the likelihood that we will be required to make payments under the optional benefit Riders” to the Risks Associated with Variable Investment Options paragraph in the PRINCIPAL RISKS section.

Response: We added the requested disclosure accordingly.

13.	Staff Comment: Reconcile the disclosure in the Dollar Cost Averaging row of the BENEFITS AVAILABLE UNDER THE CONTRACT table with disclosure elsewhere regarding ability to transfer between investment options.

Response: The dollar cost averaging program is a method of investing that allows for transfers between Variable Investment Options using the dollar cost averaging method, or periodic transfers from one Variable Investment Option to purchase a different Variable Investment Option. We modified the disclosure for this systematic transfer program to clarify that it is distinct from the standard transfers between Variable Investment Options.

14.	Staff Comment: Remove the first bullet in the DCA Plus Limitation column, as it is not a restriction.

Response: We removed the transfer bullet accordingly.

15.	Staff Comment: It is unclear that the statement “cannot have a DCA Plus program in effect at the same time” is a restriction on the DCA Plus Program. Revise DCA and DCA Plus to make clear, if

Ms. Yoon Choo

accurate, that they are both DCA programs.

Response: We modified the disclosure to note that the DCA Plus program is also a dollar cost averaging methodology program.

16.	Staff Comment: For both Single and Joint rows of the CoreIncome Advantage Select rider, disclose when charges terminate in the BENEFITS AVAILABLE UNDER THE CONTRACT table.

Response: We included this disclosure accordingly.

17.	Staff Comment: Add “the youngest Designated Life is age” before “65” in the Joint version of the CoreIncome Advantage Select rider, third to last bullet.

Response: We made the requested modification.

18.	Staff Comment: Delete the statement that only one Buffer Percentage may be chosen for the [Buffered Investment Benefit (5 Year Option)] in the Benefits table.

Response: We deleted this portion of the limitation.

19.	Staff Comment: For the Buffered Investment Benefit riders in the BENEFITS AVAILABLE UNDER THE CONTRACT table, include the following or similar statement (or revise where it appears):

“Any additional Purchase Payments made after the first year of a Term will increase the Contract Value and may reduce or eliminate the benefit provided by this Rider.”

Response: We added this disclosure accordingly.

20.	Staff Comment: In the same Buffered Investment Benefit rows, include the following statement:

“Given the limitations on crediting of subsequent purchase payments for rider purposes and investment allocation restrictions, the likelihood that an additional amount will be added to the Contract Value may be minimal.”

Response: We added this disclosure accordingly.

21.	Staff Comment: In the Earnings Enhancement Death Benefit row of the Benefits table, review whether Owner and/or Annuitant is the appropriate reference.

Response: We reviewed and modified this disclosure accordingly.

Ms. Yoon Choo

22.	Staff Comment: Add the “May not voluntarily terminate the rider” as a limitation to other death benefit riders or supplementally explain why it should not be included.

Response: We added this disclosure to the other death benefit riders.

23.	Staff Comment: In the HOW YOUR PURCHASE PAYMENTS ARE ALLOCATED—Choosing Your Investment Options section, disclose how purchase payments are allocated in the absence of instructions from the Owner [Item 11(b).]

Response: We included requested disclosure regarding treatment of purchase payments in the absence of instructions. The new disclosure is as follows:

“If we do not receive instructions allocating your initial Purchase Payment, your application is not In Proper Form and we will not issue your Contract.”

24.	Staff Comment: In the Systematic Transfer Options—DCA Plus paragraph, add “, if any,” after Asset Allocation Models.

Response: We modified the disclosure accordingly.

25.	Staff Comment: In an appropriate location in the Your Annuity Payments section, discuss how the frequency and duration of annuity payments affect the level of payment [Item 9(c).]

Response: We provide a discussion of these and additional factors on the amount of annuity payments in the Amount of the First Payments subsection in this section, using the amount of the first payment as the example for the discussion.

26.	Staff Comment: Consider indicating in each place where a reference to sample calculations are made, why the cross reference is being made.

Response: We added a description accordingly.

27.	Staff Comment: In the last sentence of the third paragraph under WITHDRAWALS—Optional Withdrawals, please revise for clarity and consider adding a cross-reference to the restrictions.

Response: We modified the disclosure.

28.	Staff Comment: In the description of the CoreIncome Advantage Select (Single and Joint) riders in the OPTIONAL LIVING BENEFIT RIDERS-Guaranteed Minimum Withdrawal Benefit section, add

Ms. Yoon Choo

the following disclosure:

“Such “locked-in” market gains are only used to calculate annual rider withdrawal limits and are not added to the Contract Value, withdrawable as a lump sum, payable as a death benefit, or used in calculating any annuity option under the Contract.”

Response: We added the disclosure accordingly.

29.	Staff Comment: In the above section, also include “(except Excess Withdrawals)” following “due to withdrawals” in the parenthetical describing how Contract Value may reach zero.

Response: We added the disclosure accordingly.

30.	Staff Comment: Under the description of the [Buffered Investment Benefit] riders, change “limitations on subsequent purchase payments” to “crediting of subsequent purchase payments for rider purposes” for clarity.

Response: We modified the disclosure accordingly.

31.	Staff Comment: On page 52, change “a certain age” to the age which lifetime withdrawals may occur for the CoreIncome Advantage Select (Single and Joint) riders.

Response: We modified the disclosure accordingly.

32.	Staff Comment: Under the Allowable Investment Options disclosure in the living benefit rider section, included the bolded disclosure from the Appendix which starts "By adding an optional living benefit rider to your Contract, you agree to . . ." through the end of the bolded disclosure. May add or delete the specific allowable Investment Options as long as the Appendix is referenced.

Response: We included the initial bolded paragraph regarding investment allocation requirements from the appendix, and further bolded the new paragraph to emphasize its importance in the Prospectus. However, we respectfully prefer to not copy entirety of that lengthy portion of the appendix in to the body of Prospectus, which would obviate the need to consult that portion of the appendix altogether, and note that the disclosure as-is keeps the relevant disclosure in a single, easy-to-find location in the appendix that currently needs to be consulted to determine the investment allocation requirements under each rider.

33.	Staff Comment: Under the How the Rider Works section of the [Buffered Investment Benefit] sections, add the following disclosure, as appropriate”

“The maximum amount that will ever be applied to the Contract Value at the end of the Term will 10% of Net Purchase Payments. Given the limitations on crediting of subsequent purchase payments

Ms. Yoon Choo

for rider purposes and investment allocation restrictions, the likelihood that an additional amount will be added to the Contract Value may be minimal.”

Response: The maximum amount that may be added at the end of a term will be your Buffer Amount, not the net Purchase Payments, which we explain in this section. However, we will include the advisory portion of the disclosure accordingly.

34.	Staff Comment: Under the new Loans section (page 76), briefly explain when “Loans may have a negative impact on Contract Value and the Death Benefit” (e.g., because the loan collateral will not participate in the investment experience of the Investment Options).

Response: We supplemented the disclosure accordingly.

35.	Staff Comment: Delete “listed below” in the Investment Allocation Requirements paragraph of the LIVING BENEFIT INVESTMENT ALLOCATION REQUIREMENTS section.

Response: We deleted this portion accordingly.

36.	Staff Comment: Combine the two sentences regarding the allowable Investment Options for the Buffered Investment Benefit riders in the Appendix.

Response: We modified the disclosure accordingly.

37.	Staff Comment: Add the following from M Vision to the Investment Option allocation requirements sections:

“The allowable Investment Options seek to minimize risk and may reduce overall volatility in investment performance, which may reduce investment returns, and may reduce the likelihood that we will be required to make payments under the optional benefit Riders. The reduction in volatility permits us to more effectively provide the guarantees under the Contract.”

Response: We added the requested disclosure.

38.	Staff Comment: In Examples #2 and 3 of the Examples appendix for [Buffered Investment Benefit], add a short description showing the effect of selecting the other Buffer Percentage.

Response: We included the following description of the effect of selecting a higher Buffer Percentage:

“If a higher Buffer Percentage is offered and selected, the Buffer Amount that may be added will be higher than a lower Buffer Percentage since the Protected Base will be multiplied by a larger percentage. If an additional amount is added to the Contract Value, a higher Buffer Amount will increase the likelihood that the additional amount will be the difference between the Contract Value

Ms. Yoon Choo

and the Protected Base, since the additional amount added (if any) is based on the lesser of (a) the Buffer Amount or (b) the difference between the Contract Value and the Protected Base at the end of the term.”

39.	Staff Comment: File executed versions of all “Form of” agreements, or explain what “any such agreements available” refers to and why they are unavailable.

Response: Following discussions with the Staff, we will file the “Form of” agreements following our re-gaining of access to the agreements at our physical office. Due to Pacific Life’s COVID-19 protocols, we have not been able to return to the office to obtain the physical agreements themselves. We will file the executed versions as soon as able.

I believe the foregoing is responsive to your comments. If there are any questions, please do not hesitate to contact me.

Thank you,

/s/ Michael A. Ramirez
Michael A. Ramirez